Comparison of Five-Year Cumulative Total Returns
Performance Graph for
LCA-Vision Inc.

Produced on 03/10/2003 including data to 12/31/2002



Legend: Company Index — — — S&P 500 Market Index ····· Self-Determined Peer Index — — Nasdaq Health Industry Peer Index

CRSP Total Returns Index for:	12/1997	12/1998	12/1999	12/2000	12/2001	12/2002
LCA - Vision Inc.	100.0	122.2	416.7	94.4	78.2	50.7
S&P 500 Stocks	100.0	129.0	156.3	142.4	125.6	97.8
Self-Determined Peer Group	100.0	156.3	126.5	23.3	28.9	27.1
Nasdaq Health Services Stocks SIC 8000-8099 US & Foreign	100.0	84.8	68.2	93.6	101.2	87.2

Companies in the Self-Determined Peer Group
LASER VISION CENTERS INC   NOVAMED EYECARE INC
PRIME MEDICAL SERVICES INC   T L C VISION CORP

Notes:
A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the previous trading date is used.
D. The index level for all series was set to $100.0 on 12/31/1997.

Prepared by CRSP (www.crsp.uchicago.edu), Center for Research in Security Prices, Graduate School of Business, The University of Chicago. Used with permission. All rights reserved.

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